John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
January 10, 2011
VIA E-MAIL and FEDERAL EXPRESS
Alison T. White
Senior Counsel
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:	Manulife Financial Corporation/John Hancock Life Insurance Company (U.S.A.)
single payment modified guarantee deferred annuity contract with market value adjustment interests
Combined Registration Statement on Form F-3 (File Nos. 333-168694 and 333-168694-01)
Dear Ms. White:
This letter responds to the comments you provided in our telephone conversation on December 7, 2010, regarding the above-referenced Initial Registration Statement on Form F-3 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on August 9, 2010 (Accession Number 0000950123-10-075200) (the “August 9th Filing”) to register the above-referenced modified guaranteed annuity contract (the “Contract”) and our letter of November 24, 2010 (the “November  24, 2010 Correspondence”). In addition, this letter discusses the addition of a new termination provision to the terms of the subordinated guarantee (the “Subordinated Guarantee”) by Manulife Financial Corporation (“MFC”) of the obligations of John Hancock Life Insurance Company (U.S.A.) (“JHUSA”), which guarantee is being registered by MFC under the Registration Statement.
We intend to file Pre-Effective Amendment No. 1 to the Registration Statement (the “Pre-Effective Amendment”) under the Securities Act of 1933, as amended (the “Act”) to include the changes referred to in this letter following your review of the contents of this letter. Your comments are shown in italics. We use underlines to show additions and ~~strikethroughs~~ to show deletions to the text of the Contract prospectus (the “Prospectus”).
Comment 1. Cover Page.
     a. Description of the contract.
Please elaborate on your response to Comment 3.a to your November 24, 2010 Correspondence filing, as to why the name “Inflation Guard” is appropriate.
RESPONSE: “Inflation Guard” as a brand refers to the Contract’s design, in which interest is credited specifically, during inflationary periods, to guard against the erosion of the purchaser’s purchasing power. In a manner similar to the way the United States Social Security Administration provides a lagging cost-of-living-adjustment, so that last year’s inflation determines the benefit increase for next year, the product’s design is to adjust the Contract owner’s account value under a formula that factors in the change in cost of goods that are included in the relevant index, the CPI-U, over the measuring period.

Alison T. White, Esq.
SEC Office of Insurance Products
January 10, 2011

Comment 2. Description of the guarantee.
Please elaborate on your response to Comment 3.b. to your November 24, 2010 Correspondence filing, as to why you are using the term “Rate Cap.” Is this inconsistent with the position that this is not an index-linked product?
RESPONSE: The rate cap is intended to protect the company in the event of sudden hyperinflation. The rate that is capped is the product crediting rate. Capping the rate we credit is consistent with our position that the product is not “index-linked.” In fact, the cap works to de-link the Contract’s crediting rate from the CPI-U. We believe it is important to avoid labeling the product as index-linked in order to avoid any consumer confusion or expectation that the interest credited to the Contract for a specific Contract Year will match the performance of the CPI-U for that year. In view of the fact that the crediting rate in any year is based on the rate of inflation for the previous year and is capped under the Contract, we believe the Contract should not be categorized as index-linked.
Comment 3. Appendix A and Appendix B
Please bold the phrase “could be a negative value,” referring to the guaranteed margin.
RESPONSE: We will bold the phrase “could be a negative value” in both Appendices.
Comment 4. Filing
Please file a draft red-lined copy of the Prospectus showing the cumulative changes before proceeding with filing any Pre-Effective Amendments.
RESPONSE: As requested, prior to filing any Pre-Effective Amendment, we will forward under separate cover a red-lined version of the Prospectus filed with the SEC on August 9, 2010, amended to reflect the cumulative changes from the Correspondence filed November 24, 2010, this letter and other updates added to the Prospectus subsequent to the August 9th Filing.
Addition of New Termination Provision to the Subordinated Guarantee
We have modified the terms of the Subordinated Guarantee to provide that the Subordinated Guarantee will terminate and be of no further force or effect (subject to any existing claims at the time of such termination) and MFC will be deemed to be released from all obligations under the Subordinated Guarantee on the date on which MFC owns, directly or indirectly, less than (i) all of the outstanding voting securities of JHUSA and (ii) all of the outstanding securities of JHUSA that by their terms are convertible into or exchangeable, or exercisable for, voting securities of the Company. This provision is in addition to an existing provision that permits MFC, at its discretion, to terminate the MFC Subordinated Guarantee for Contracts issued after prior written notice of such termination is provided by MFC to JHUSA.
This new provision, as well as the existing termination provision, will be prominently disclosed on page ii of the Prospectus and in the section of the Prospectus entitled “The MFC Subordinated Guarantee — Description of the MFC Subordinated Guarantee — What are the terms of the MFC Subordinated Guarantee?” A new risk factor will also be added in the section of the Prospectus entitled “Are there any risks in purchasing this Contract?” Please note that, in addition to the prominent disclosure of this provision in the Prospectus, JHUSA and its principal underwriter, John Hancock Distributors, LLC, will market these securities to investors on the basis of the creditworthiness of JHUSA and the product’s features and not on the basis of the Subordinated Guarantee. Subsequent to the addition of the new termination provision, we believe that the Subordinated Guarantee will remain full and unconditional within the meaning of Rule 3-10 of Regulation S-X. Consequently, pursuant to Rule 12h-5 and S-X Rule 3-10, assuming all of the other conditions thereof are satisfied, the existence of the Subordinated Guarantee

Alison T. White, Esq.
SEC Office of Insurance Products
January 10, 2011

will continue to relieve JHUSA of reporting obligations under the Securities Exchange Act of 1934, as amended. Please see the enclosed Attachment A for the proposed disclosure revisions to the Prospectus and Attachment B for the proposed revisions to the Subordinated Guarantee.
If you have any questions with respect to this letter, the Contract or the Registration Statement, please contact me at (617) 663-3192, or in my absence, please contact Arnold R. Bergman, Chief Counsel, at (617) 663-2184. Thank you.

Sincerely,
/s/ Thomas J. Loftus
Thomas J. Loftus
Senior Counsel — Annuities

ATTACHMENT A
There are risks associated with the purchase of a Contract. These risks include liquidity risks, risk that the ~~Index~~Indexed Crediting Rate could be as low as the Floor Rate~~,~~ risk that the CPI-U and the way the CPI-U is calculated may change, risk that the change in CPU-U may not be the same rate of inflation that individual consumers may experience, ~~[risk that inflation and the change in CPI-U may exceed the contract Rate Cap],~~ risk that we may substitute the CPI-U with another index, and Company and guarantor solvency risks. ~~Also, withdrawal~~ Withdrawal charges and ~~a~~ Market Value ~~Adjustment~~ Adjustments may apply for as long as you own the Contract because we assess a ~~number of years~~.withdrawal charge and impose Market Value Adjustments if you make a withdrawal from the Contract before the end of any Term then in effect. Because of the Market Value Adjustment provision of the Contract, you bear the investment risk that the ~~Guaranteed Margins~~crediting rates offered by us at the time of withdrawal or ~~the start of Annuity Payments may be~~ at annuitization may be higher than the ~~Guaranteed Margins~~crediting rates applied to the Contract with the result that the amount you receive upon withdrawal or annuitization may be reduced by the Market Value Adjustment and may be less than your original investment in the Contract. See ~~“Risk Factors” on page 7~~ “II. Overview — Are there any risks in purchasing this Contract?” and ~~“Adjustments And Charges Upon Withdrawals” on page 15 of this prospectus.~~ “IV. Charges, Deductions and Adjustments — Adjustments and Charges upon Withdrawals.”
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
These securities are not deposits with, or obligations of, or guaranteed or endorsed by, any bank or any affiliate thereof, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.
The MFC Subordinated Guarantee does not relieve the Company of any obligations under its Contracts. Therefore, the MFC Subordinated Guarantee is in addition to all of the rights and benefits that the Contracts otherwise provide.
The MFC Subordinated Guarantee will terminate and be of no further force or effect (subject to any existing claims at the time of such termination) and MFC will be deemed to be released from all obligations under the MFC Subordinated Guarantee on the date on which MFC owns, directly or indirectly, less than (i) all of the outstanding voting securities of John Hancock USA, or (ii) all of the outstanding securities of John Hancock USA that by their terms are convertible into, or exchangeable or exercisable for, voting securities of John Hancock USA. In such event, the termination of the MFC Subordinated Guarantee will occur automatically and without your consent and you will then be a creditor solely of the Company and you will not have the right to seek payment under the Contracts from MFC. In addition, at MFC’s discretion, the MFC Subordinated Guarantee may be terminated for Contracts issued after prior written notice of such termination is provided by MFC to the Company; however, this will not in any way affect, modify, alter or amend MFC’s obligations with respect to the MFC Subordinated Guarantee of Contracts issued prior to the date of such termination. See “VI. The MFC Subordinated Guarantee.”
Your ability to enforce civil liabilities related to the MFC Subordinated Guarantee under U.S. securities laws may be affected adversely by the fact that MFC is organized under the laws of Canada, most of its officers and directors and some of the experts named in this prospectus are residents of Canada, and a substantial portion of MFC’s assets are located outside the United States.
You should be aware that owning these securities may have tax consequences both in the United States and Canada. This prospectus and any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion contained in this prospectus and in any applicable prospectus supplement.
~~Your ability to enforce civil liabilities related to the MFC Subordinated Guarantee under U.S. federal securities laws may be affected adversely by the fact that Manulife Financial Corporation MFC is organized under the laws of Canada, most of its officers and directors and some of the experts named in this prospectus are residents of Canada, and a substantial portion of its assets are located outside the United States.~~
You should rely on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of the securities covered by this prospectus in any jurisdiction where the offer is not permitted by law. ~~You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of this prospectus or any applicable prospectus supplement, as the case may be.~~
There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus.

ii

We will determine the death benefit as of the date we receive written notice and proof of death (“Due Proof of Death”) and all required claim forms at our Annuities Service Center.
Annuity Payments. We offer a variety of “Fixed Annuities,” annuity options with payments which are predetermined and guaranteed as to dollar amount. Periodic Annuity Payments will begin on the Maturity Date. You select the Maturity Date, frequency of payment and Annuity Option ~~(see “III. Description of the Contract —Annuity Provisions”)~~. We may extend the Maturity Date in certain situations if you do not renew a Guarantee Period. See “III. Description of the Contract — Annuity Provisions.”
Can I return my Contract?
~~Right to Review.~~ Within 15 days (or other time period as required by applicable state insurance law) of your receipt of a Contract, you may cancel the Contract by returning it to us or our agent (see “III. Description of the Contract — Right To Review”). Within seven days after we receive the returned Contract, we will pay you an amount equal to the Account Value, adjusted by any Market Value Adjustment, if applicable, computed on the day the ~~contract~~Contract is received by us. The Market Value Adjustment will only be applied where the change in the Guaranteed Margin~~, as determined by the formula~~ in ~~the contract specifications page,~~ effect when you purchase your Contract is greater than 0.25%. If the purchase of this Contract involves the replacement of any existing life insurance or annuity, then the right to review is extended to thirty days. If the Contract is issued as an individual retirement annuity under Section 408 or Section 408A of the Code ~~or as otherwise required by applicable law~~, and you cancel during the first seven days of this right to review period, or as otherwise required by applicable law, then we will return an amount equal to the Payment made for the Contract (without the deduction of the Market Value Adjustment), if greater than the Account Value adjusted as described above.
What are the tax consequences of purchasing the Contract?
Tax Deferral. The status of the Contract as an annuity generally allows all earnings under the Contract to be tax-deferred until withdrawn or until Annuity Payments begin (see “VII. Federal Tax Matters” for ~~possible qualifications and~~ a more detailed discussion). In most cases, no income tax will have to be paid on your earnings under the Contract until these earnings are paid out. This tax-deferred treatment may be beneficial to you in building assets in a long-term investment program. When you purchase a Contract for any tax-qualified retirement plan, including an IRA, the Contract does not provide any additional tax deferred treatment of earnings beyond the treatment provided by the plan for a non-Roth account. Consequently, you should purchase a Contract for an IRA or other Qualified Plan only on the basis of other benefits offered by the Contract. These benefits may include lifetime income payments, protection through death benefits, and guaranteed fees.
Are there any risks in purchasing this Contract?
There are various risks associated with an investment in the Contract that we summarize below.
~~Issuer~~Company/Guarantor Risk. Your Contract is issued by the Company and thus is backed by the Company’s financial strength. If the Company were to experience significant financial adversity, it is possible that the Company’s ability to pay interest and principal under the Contract could be impaired. Contract Value Interests (as defined in ~~the~~ “VI.The MFC Subordinated Guarantee” ~~section later in this Prospectus~~) are subject to a subordinated guarantee by MFC. If MFC were to experience significant financial adversity, it is possible that MFC’s ability to carry out its obligations under the ~~guarantee~~ MFC Subordinated Guarantee could be impaired.
Risk of Termination of the MFC Subordinated Guarantee. The MFC Subordinated Guarantee will terminate and be of no further force or effect (subject to any existing claims at the time of such termination) and MFC will be deemed to be released from all obligations under the MFC Subordinated Guarantee on the date on which MFC owns, directly or indirectly, less than (i) all of the outstanding voting securities of John Hancock USA, or (ii) all of the outstanding securities of John Hancock USA that by their terms are convertible into, or exchangeable or exercisable for, voting securities of John Hancock USA. In such event, the termination of the MFC Subordinated Guarantee will occur automatically and without your consent and you will then be a creditor solely of the Company and you will not have the right to seek payment under the Contracts from MFC. In addition, at MFC’s discretion, the MFC Subordinated Guarantee may be terminated for Contracts issued after prior written notice of such termination is provided by MFC to the Company; however, this will not in any way affect, modify, alter or amend MFC’s obligations with respect to the MFC Subordinated Guarantee of Contracts issued prior to the date of such termination. See “VI. The MFC Subordinated Guarantee.”
Risks Related to the MFC Subordinated Guarantee. Your ability to enforce civil liabilities related to the MFC Subordinated Guarantee under U.S. federal securities laws may be affected adversely by the fact that MFC is organized under the laws of Canada, most

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of its officers and directors and some of the experts named in this prospectus are residents of Canada, and a substantial portion of its assets are located outside the United States.
Market Value Adjustment Risk. If you choose to withdraw your money or annuitize on any date other than the period 30 days after the expiration of the Term, and the Guaranteed Margin that we offer on a Term equal to the number of months remaining on the Term for new Contracts have risen above their level when you selected your Term, you will experience a negative Market Value Adjustment. You do not participate directly in the investment experience of the assets that the Company holds to support the Contract. Nonetheless, the Market Value Adjustment formula (which is discussed below under the caption “Market Value Adjustment” and in Appendix B to this prospectus) reflects the effect that prevailing Guaranteed Margins have on those assets. If you need to withdraw your money during a period in which prevailing Guaranteed Margins have risen above their level when you made your purchase, you will experience a “negative” Market Value Adjustment. When we impose this Market Value Adjustment, it could result in the loss of both the interest you have earned and a portion of your Purchase Payment. The Market Value Adjustment, alone or in combination with the applicable withdrawal charges, could result in your total withdrawal proceeds being less than your Purchase Payment. Thus, before you commit to a particular Term, you should consider carefully whether you have the ability to remain invested throughout the Term. In addition, we cannot, of course, assure you that the Contract will perform better than another investment that you might have made.
Risks Related to the Withdrawal Charge. We may impose withdrawal charges that range as high as 8%. If you anticipate needing to withdraw your money prior to the end of a Term, you should be prepared to pay the withdrawal charge that we will impose.
Because we assess a withdrawal charge if you take a withdrawal from the Contract before the end of your elected Term, and because you may elect Subsequent Terms upon the expiration of any Term, withdrawal charges will apply, according to the schedules that appear in “IV. Charges, Deductions and Adjustments — Fee Table” and in Appendix C, for as long as you own your Contract. See “IV. Charges, Deductions and Adjustments — Withdrawal Charge” for more detailed information.
~~Risks Related to the MFC Subordinated Guarantee. Your ability to enforce civil liabilities related to the MFC Subordinated Guarantee under U.S. federal securities laws may be affected adversely by the fact that Manulife Financial Corporation is organized under the laws of Canada, most of its officers and directors and some of the experts named in this prospectus are residents of Canada, and a substantial portion of its assets are located outside the United States.~~
The Index Crediting Rate Will Be Based upon the Annual Percentage Change of the CPI-U, combined with the declared Guaranteed Margin for your current Term. The Indexed Crediting Rate ~~Could~~ could be as low as the Floor Rate~~[and will never be greater than the Rate Cap]~~ shown on the first page of this prospectus. Changes in the CPI-U are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control. If the CPI-U declines or does not change, you bear the risk that you will only receive the Floor Rate of interest on your Purchase Payment. Under certain market conditions, the Guaranteed Margin may be a negative number. You also bear the risk that sustained declines in the CPI-U may result in only the Floor Rate being credited to your Purchase Payment for a prolonged period.
The CPI-U Itself and the Way the CPI-U is Calculated may Change in the Future. There can be no assurance that the Bureau of Labor Statistics of the U.S. Department of Labor will not change the method by which it calculates the CPI-U. In addition, changes in the way the CPI-U is calculated could reduce the level of the CPI-U and lower the interest payment with respect to the Indexed Crediting Rate. Accordingly, the amount of interest, if any, payable on the Contract, and therefore the value of the Contract, may be significantly reduced. If the CPI-U is discontinued or if its calculations are changed substantially, then we may substitute a comparable index (subject to the approval of the Interstate Insurance Product Regulation Commission or your state insurance department).
The Department of Labor’s Bureau of Labor Statistics may revise and republish prior published CPI-U historic rates. We will not revise any Indexed Crediting Rate to reflect any such revisions made by the Bureau of Labor Statistics.
~~[Inflation and year over year CPI-U change may exceed our rate cap on the Indexed Crediting Rate. There can be no assurance that inflationary changes in specified consumer prices in any particular year will not be greater than the Rate Cap that the Company has set on the first page of this prospectus as the maximum for the Indexed Crediting Rate. In such event, your Contract credited interest earnings will not keep pace with inflation.]~~
The Historical Levels of the CPI-U are not an Indication of the Future Levels of the CPI-U. The historical levels of the CPI-U are not an indication of the future levels of the CPI-U during the Term of your Contract. In the past, the CPI-U has experienced

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VI. The MFC Subordinated Guarantee
Description of Manulife Financial Corporation
The MFCSubordinated Guarantee is issued by MFC. MFC was incorporated under the Insurance Companies Act (Canada) in 1999 for the purpose of becoming the holding company of The Manufacturers Life Insurance Company, which was founded in 1887. As a mutual life insurance company, The Manufacturers Life Insurance Company had no common shareholders and its board of directors was elected by its participating policyholders. In September 1999, The Manufacturers Life Insurance Company implemented a plan of demutualization and converted into a life insurance company with common shares and became a wholly-owned subsidiary of MFC. MFC’s head office and registered office is located at 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5 (Tel. No. 416-926-3000).
MFC and its subsidiaries provide a wide range of financial products and services, including individual life insurance, group life and health insurance, pension products, annuities and mutual funds, to individual and group customers in Canada, the United States, Asia and Japan. MFC and its subsidiaries also offer reinsurance services, primarily life and accident and health reinsurance, and provide investment management services with respect to MFC’s general fund assets, segregated funds assets and mutual funds and, in Canada and Asia, provide institutional investment services. MFC has directly or indirectly held all of the outstanding shares of John Hancock USA capital stock since September 1999.
Description of the MFC Subordinated Guarantee
What additional guarantee applies to my Contract?
John Hancock USA’s ultimate corporate parent, MFC, guarantees its obligations with respect to any Contract to which this prospectus relates ~~(the “MFC Subordinated Guarantee”)~~. The MFC Subordinated Guarantee will terminate and be of no further force or effect (subject to any existing claims at the time of such termination) and MFC will be deemed to be released from all obligations under the MFC Subordinated Guarantee on the date on which MFC owns, directly or indirectly, less than (i) all of the outstanding voting securities of John Hancock USA, or (ii) all of the outstanding securities of John Hancock USA that by their terms are convertible into, or exchangeable or exercisable for, voting securities of John Hancock USA. In addition, the MFC Subordinated Guarantee may only be terminated for Contracts issued after notice of termination is provided. The MFC Subordinated Guarantee does not relieve the Company of any obligations under your Contract — it is in addition to all of the rights and benefits that the Contract provides. There is no charge or cost to you for the MFC Subordinated Guarantee, and there are no disadvantages to you of having this additional guarantee.
What are the reasons for the additional MFC Subordinated Guarantee?
The MFC Subordinated Guarantee is being offered in order to relieve John Hancock USA of the obligation to file with the SEC annual, quarterly and current reports on Form 10-K, Form 10-Q and Form 8-K, and thus save ~~each~~John Hancock USA the expense of being an SEC reporting company. MFC, the company that is providing the MFC Subordinated Guarantee, is the ultimate parent of all of the companies in the John Hancock group of companies, including John Hancock USA. MFC is a company organized under the laws of Canada and its common shares are listed principally on the Toronto Stock Exchange and the New York Stock Exchange. MFC files with the SEC annual reports on Form 40-F and other reports on Form 6-K. The financial results of John Hancock USA are included in MFC’s consolidated financial statements in a footnote containing condensed consolidating financial information with separate columns for MFC, John Hancock USA and other subsidiaries of MFC, together with consolidating adjustments.
What are the terms of the MFC Subordinated Guarantee?
Subject to the termination provisions discussed below, MFC has agreed to unconditionally ~~and irrevocably~~ guarantee~~s~~, as a principal and not merely as a surety, the full and punctual payment when due of all Contract Value Interests payable by John Hancock USA pursuant to or from the Contract to any holder, owner, annuitant or beneficiary under any Contract creating such interest, to any successor, legatee, heir, or assignee of any such person or entity, to any other account or option under the Contract, or to any other account of any such person or entity (all of the foregoing persons, entities, accounts and options being referred to for this purpose as “Payees”). For this purpose, Contract Value Interests are defined as guaranteed rates of return on Contract values, inclusive of earnings. Contract Value Interests payable by John Hancock USA to a Payee from a Contract:

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(a)	upon a full or partial withdrawal, a cancellation, a loan, a full conversion of Account Value to annuity payments, a full or partial conversion of ~~account value~~Account Value attributable to death benefit proceeds to annuity payments, or similar removal of assets, will be a net amount equal to the Contract’s then current ~~account value~~Account Value after (i) increase for ~~a~~ any positive Market Value Adjustment that would be credited to a Payee under the ~~Terms~~terms of the Contract for the transaction in question and (ii) reduction for any interest, fees, charges, outstanding loans, and negative Market Value Adjustments that would be charged against a ~~payee~~Payee under the ~~Terms~~terms of the Contract for the transaction in question; or
(b)	upon payment of any other amount as a consequence of the death of any owner, holder, or annuitant under a Contract prior to a completion conversion of ~~account value~~Account Value to annuity payments, will be a net amount equal to the Contract’s then current ~~account value~~Account Value after (i) increase to reflect any accrued but uncredited statutory interest attributable thereto and (ii) reduction for any interest, fees, charges, and outstanding loans that would be charged against a ~~payee~~Payee under the ~~Terms~~terms of the Contract for the transaction in question.
For this purpose, Contract Value Interests include net amounts removed in connection with the above transactions and amounts remaining in the Contract, but do not include annuity payments that are made following the complete or partial conversion of ~~a~~Account ~~v~~Value to annuity payments.
This means that, if John Hancock USA fails to honor any valid request to pay a Contract Value Interest, subject to the termination provisions discussed below, MFC guarantees the full amount that you would have received, or value that you would have been credited with, had John Hancock USA fully met its obligations under your Contract with respect to such Contract Value Interest. There is no charge or cost to you for receiving the MFC Subordinated Guarantee. If John Hancock USA fails to make payment when due of any amount that is guaranteed by MFC, you could directly request MFC to satisfy John Hancock USA’s obligation, and MFC must do so. You would not have to make any other demands on John Hancock USA as a precondition to making a claim against MFC under the MFC Subordinated Guarantee.
However, notwithstanding the foregoing, the MFC Subordinated Guarantee will terminate and be of no further force or effect (subject to any existing claims at the time of such termination) and MFC will be deemed to be released from all obligations under the MFC Subordinated Guarantee on the date on which MFC owns, directly or indirectly, less than (i) all of the outstanding voting securities of John Hancock USA, or (ii) all of the outstanding securities of John Hancock USA that by their terms are convertible into, or exchangeable or exercisable for, voting securities of John Hancock USA. In such event, the termination of the MFC Subordinated Guarantee will occur automatically and without your consent and you will then be a creditor solely of the Company and you will not have the right to seek payment under the Contracts from MFC. In addition, at MFC’s discretion, the MFC Subordinated Guarantee may be terminated for Contracts issued after prior written notice of such termination is provided by MFC to the Company; however, this will not in any way affect, modify, alter or amend MFC’s obligations with respect to the MFC Subordinated Guarantee of Contracts issued prior to the date of such termination.
The MFC Subordinated Guarantee is issued pursuant to a subordinated guarantee dated the effective date of the registration statement of which this prospectus forms a part, whereby MFC is a guarantor.
Unless otherwise stated in this section, the MFC Subordinated Guarantee constitutes an unsecured obligation of MFC as guarantor, and is subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinated to the MFC Subordinated Guarantee, and effectively rank senior to MFC’s preferred and common shares. As a result, in the event of MFC’s bankruptcy, liquidation, dissolution, winding-up or reorganization or upon acceleration of any series of debt securities due to an event also triggering payment obligations on other debt, MFC’s assets will be available to pay its obligations on the MFC Subordinated Guarantee only after all secured indebtedness and other indebtedness senior to the MFC Subordinated Guarantee has been paid in full. There may not be sufficient assets remaining to pay amounts due on all or any portion of the MFC Subordinated Guarantee.
The MFC Subordinated Guarantee is governed by the laws of the Commonwealth of Massachusetts. The MFC Subordinated Guarantee will provide that any claim or proceeding brought by a holder of a Contract to enforce the obligations of MFC, as guarantor, may be brought in a state or federal court ~~of competent jurisdiction~~located in the City of Boston, Commonwealth of Massachusetts, and that MFC submits to the non-exclusive jurisdiction of such courts in connection with such action or proceeding. MFC has designated John Hancock USA as its authorized agent upon whom process may be served in any legal action or proceeding against MFC arising out of or in connection with the MFC Subordinated Guarantee. All payments on the Contracts offered by this prospectus made by MFC to any Payee under the MFC Subordinated Guarantee will be made without withholding or deduction for, or

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ATTACHMENT B
SUBORDINATED CONTRACT VALUE INTERESTS GUARANTEE
     SUBORDINATED CONTRACT VALUE INTERESTS GUARANTEE (the “Subordinated Guarantee”) dated as of ________, ~~2010~~2011, by MANULIFE FINANCIAL CORPORATION, a corporation organized under the laws of Canada (the “Guarantor”), in connection with certain deferred fixed annuity contracts subject to market value adjustments on early withdrawals (hereinafter, the “Contracts”) issued by JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.), a stock life insurance company existing under the laws of the State of Michigan (“JHUSA”).
WITNESSETH:
     WHEREAS, JHUSA will be the issuer of Contracts pursuant to which holders thereof will earn guaranteed rates of return on contract values (such values, inclusive of earnings, referred to as “Contract Value Interests”) that JHUSA will determine from time to time with reference to a widely known index, such as a Consumer Price Index published by the United States Department of Labor; and
     WHEREAS, JHUSA intends to register the offer and sale of such Contract Value Interests ~~by JHUSA will be registered~~ under the U.S. Securities Act of 1933, as amended (the “Securities Act”), by JHUSA and the Guarantor intends to register the issuance of this Subordinated Guarantee ~~will be registered~~ under the Securities Act ~~of 1933 by the Guarantor~~; and
     WHEREAS, this Subordinated Guarantee is intended to enable JHUSA to be exempt from filing certain periodic reports under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which will relieve JHUSA of costs and inconvenience; and
     WHEREAS, as the indirect owner of all of JHUSA’s outstanding stock, the Guarantor also will indirectly benefit from JHUSA’s exemption from reporting~~;~~ .
     NOW, THEREFORE, in consideration of the premises set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Guarantor hereby agrees as follows:
     SECTION 1. Guarantee. The Guarantor hereby unconditionally ~~and irrevocably~~ guarantees, as a principal and not merely as a surety, the full and punctual payment when due of all Contract Value Interests payable by JHUSA pursuant to or from the Contracts to any holder, owner, annuitant or beneficiary under any Contract creating such interest, to any successor, legatee, heir, or assignee of any such person or entity, to any other account or option under the Contract, or to any other account of any such person or entity (all of the foregoing persons, entities, accounts and options being referred to herein as “Payees”). For this purpose, Contract Value Interests payable by JHUSA to a Payee from a Contract

(a)	upon a full or partial withdrawal, a cancellation, a loan, a full or partial conversion of account value to annuity payments, or similar removal of assets, will be a net amount equal to the Contract’s then current account value after (i) increase for any positive market value adjustment that would be credited to a Payee under the terms of the Contract for the transaction in question and (ii) reduction for any interest, fees, charges, outstanding loans, and negative market value adjustments that would be charged against a Payee under the terms of the Contract for the transaction in question; or

(b)	upon payment of any other amount as a consequence of the death of any owner, holder, or annuitant under a Contract prior to a complete conversion of account value to annuity payments, will be a net amount equal to the Contract’s then current account value after (i) increase to reflect any accrued but uncredited statutory interest attributable thereto and (ii) reduction for any interest, fees, charges, and outstanding loans that would be charged against a Payee under the terms of the Contract for the transaction in question.
For this purpose, Contract Value Interests include net amounts removed in connection with the above transactions and amounts remaining in the Contract, but do not include annuity payments that are made following the complete or partial conversion of account value to annuity payments.
     SECTION 2. Gross Up. All payments made by the Guarantor to any Payee under this Subordinated Guarantee shall be made in full, free of and without withholding or deduction for, or on account of, any present or future Canadian Taxes (as defined below) (other than Excluded Taxes, as defined below) unless the withholding or deduction of such taxes by the Guarantor is required by law or by the administration or interpretation of such law and provided that, if the Guarantor shall be required by law to deduct or withhold any Canadian Taxes (other than Excluded Taxes) from or in respect of any payment or sum payable to the Payees, the payment or sum payable shall be increased as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional amounts payable under this Section) the Payee receives an amount equal to the sum it would have received if no deduction or withholding had been made (the “Guarantor Additional Amounts”), and the Guarantor shall pay the full amount deducted or withheld to the relevant taxation or other authority in accordance with applicable law.
     For the purposes of this Section, “Canadian Taxes” means “any taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Government of Canada, or any province, territory or political subdivision thereof, or any authority therein or thereof having power to tax” and “Excluded Taxes” means any Canadian Taxes which are imposed on a Payee with respect to any Contract: (a) ~~by or on behalf of a Payee who is liable for such taxes, duties, assessments or governmental charges in respect of such Contract~~ (i) by reason of his being a person with whom JHUSA or the Guarantor is not dealing at arm’s length for the purposes of the Income Tax Act (Canada), or (ii) by reason of his having a connection with Canada or any province or territory thereof other than the mere holding, use or ownership or deemed holding, use or ownership of such Contract; (b) by ~~or on behalf of a Payee who would not be~~reason of his being liable for or subject to such withholding or deduction ~~by making~~because of his failure to make a claim for exemption to the relevant tax authority; or (c) more than 10 days after the Relevant Date (as defined below) except to the extent that the Payee thereof would have been entitled to Guarantor Additional Amounts on presenting the same for payment on the last day of such period of 10 days. For the purposes of this Section, “Relevant Date” means the date on which such payment first becomes due.
     SECTION 3. Guarantee ~~Absolute~~ Unconditional. The Guarantor agrees that this Subordinated Guarantee is a guarantee of payment and not of collection or collectibility, and that the obligations of the Guarantor hereunder shall be primary~~, absolute~~ and unconditional and~~, without limiting the generality of the foregoing,~~ shall not be released, discharged or otherwise affected by:
(i)	any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of JHUSA under the Contracts, or by operation of law or otherwise;

(ii)	any modification, amendment, supplement, endorsement or rider to the Contracts;

(iii)	~~any change in the corporate existence, structure or ownership of JHUSA, or~~ any insolvency, bankruptcy, reorganization or other similar proceeding affecting JHUSA or its assets or any resulting release or discharge of any obligation of JHUSA contained in the Contracts;

(iv)	the existence of any defense, claim, set-off or other rights which the Guarantor may have at any time against JHUSA, or any other person, whether in connection herewith or any unrelated transactions, provided that nothing herein shall prevent the assertion of any such claim by separate suit or compulsory counterclaim or with respect to obligations of the Guarantor other than obligations hereunder;

(v)	any invalidity or unenforceability relating to or against JHUSA for any reason under the Contracts, or any provision of applicable law or regulation purporting to prohibit the payment by JHUSA of any amount payable by JHUSA under the Contracts; or

(vi)	any other act or omission to act or delay of any kind by JHUSA or any other person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge of the Guarantor’s obligations hereunder.
     SECTION 4. Representations and Warranties. The Guarantor hereby represents and warrants that:
     (a) Authorization; No Contravention. The execution, delivery and performance by the Guarantor of this Subordinated Guarantee is within the Guarantor’s powers, has been duly authorized by all necessary action, requires no action by or in respect of, or filing with, any governmental body, agency or official to be effective and does not contravene, or constitute a default under, any provision of applicable law or regulation, as amended from time to time, or the Letters Patent of Incorporation or by-laws of the Guarantor or of any agreement, judgment, injunction, order, decree or other instrument binding upon the Guarantor or result in or require the creation or imposition of any lien on any asset of the Guarantor.
     (b) Binding Effect. This Subordinated Guarantee constitutes a valid and binding agreement of the Guarantor, enforceable against the Guarantor in accordance with its terms.
     SECTION 5. Enforcement of Guarantee. Without limiting any other provision of this Subordinated Guarantee, in no event shall any Payee have any obligation to proceed against JHUSA or any other person or property before seeking satisfaction from the Guarantor. Any Payee may enforce ~~the~~this Subordinated Guarantee directly against the Guarantor, subject to no preconditions other than failure by JHUSA to pay when due any guaranteed amount.
     SECTION 6. Waiver. Without limiting any other provision of this Subordinated Guarantee, the Guarantor hereby irrevocably waives promptness, diligence, or notice of acceptance hereof, presentment, demand, protest and any and all other notice not provided for herein and any requirement that at any time a Payee or any other person exhaust any right or take any action against JHUSA and any other circumstances whatsoever that might otherwise constitute a legal or equitable discharge, release or defense of the Guarantor or that might otherwise limit recourse against the Guarantor.
     SECTION 7. Compliance with Regulation S-X. This Subordinated Guarantee shall be interpreted in such a manner that ~~the Subordinated Guarantee~~it will be “full and unconditional” as those words are used in Rule 3-10 of Regulation S-X of the United States Securities and Exchange Commission, as currently in effect, and as they may be amended from time to time. Payees shall automatically have any additional rights and remedies against the Guarantor that may be necessary to yield that result.
     SECTION 8. No Waiver; Remedies. No failure on the part of a Payee to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.
     SECTION 9. Continuing Guarantee; Reinstatement in Certain Circumstances. This Subordinated Guarantee is a continuing guarantee and, subject to Section 10 herein, the Guarantor’s obligations hereunder shall (i) remain in full force and effect until the indefeasible payment in full of all Contract Value Interests payable by JHUSA pursuant to or under the Contracts prior to a complete conversion of account value to annuity payments and (ii) be binding upon the Guarantor and its successors and assigns. If at any time any payment by JHUSA of any amounts payable by JHUSA pursuant to or under the

Contracts is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of JHUSA or otherwise, the Guarantor’s obligations hereunder with respect to such payment shall be reinstated as though such payment had been due but not made at such time.
     SECTION 10. Termination. The Guarantor may terminate this Subordinated Guarantee as it would apply to Contract Value Interests in any Contracts issued after the effective termination date (the “Termination Date”) by giving written notice to JHUSA at least 14 days prior to the effective Termination Date specified in such notice. The termination of this Subordinated Guarantee with respect to Contract Value Interests in Contracts to be issued after the effective Termination Date shall not in any way affect, modify, alter or amend the Guarantor’s obligations with respect to guarantees of Contract Value Interests in Contracts issued hereunder prior to the effective Termination Date. Notwithstanding the foregoing, this Subordinated Guarantee shall terminate and be of no further force or effect (except in respect of any demand previously made on the Guarantor hereunder) and the Guarantor shall be deemed to be released from all obligations under this Subordinated Guarantee on the date on which the Guarantor owns, directly or indirectly, less than (i) all of the outstanding voting securities of JHUSA, or (ii) all of the outstanding securities of JHUSA that by their terms are convertible into, or exchangeable or exercisable for, voting securities of JHUSA.
     SECTION 11. Successor Guarantor. In the event of any amalgamation or consolidation by the Guarantor with or merger by the Guarantor into any other corporation or any transaction involving the transfer of all or substantially all of the Guarantor’s assets to any corporation or other entity and which as a matter of law or contract results in the successor corporation or entity becoming bound by or assuming the Guarantor’s obligations under this Subordinated Guarantee, such successor corporation or other entity formed by such amalgamation or consolidation or into which the Guarantor is merged or to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Guarantor under this Subordinated Guarantee, with the same effect as if it had been named herein as the Guarantor, and thereafter, the predecessor corporation or entity shall be relieved of all obligations and covenants under this Subordinated Guarantee.
     SECTION 12. Stay of Time ~~Of~~ of Payment. Without limiting any other provision of this Subordinated Guarantee, if the time for payment of any amount payable by JHUSA under a Contract is stayed upon the insolvency, bankruptcy or reorganization of JHUSA, all such amounts otherwise subject to payment under the terms of this Subordinated Guarantee shall nonetheless be payable by the Guarantor hereunder forthwith on demand by the Payee.
     SECTION 13. Subordination. The obligations under this Subordinated Guarantee shall be unsecured obligations of the Guarantor, and shall be subordinated in right of payment in the event of bankruptcy, liquidation, dissolution, winding up or reorganization, or upon the acceleration of any senior indebtedness of the Guarantor and shall be subordinate in right of payment to the prior payment in full of all other obligations of the Guarantor except for other guarantees or obligations of the Guarantor which by their terms are designated as ranking equally in right of payment with or subordinate to this Subordinated Guarantee. This Subordinated Guarantee shall rank equally in right of payment with all other guarantees issued or to be issued by the Guarantor in favor of the holders of any securities (including, without limitation, any notes, annuities or market value adjustments) issued or to be issued by any of the Guarantor’s subsidiaries, which guarantees are issued to enable such subsidiaries to be exempt from filing periodic reports under the Exchange Act.
     SECTION 14. Governing Law. This Subordinated Guarantee shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts.
     SECTION 15. Agent for Service; Submission to Jurisdiction: Waiver of Immunities. The Guarantor: (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed John Hancock Life Insurance Company (U.S.A.), 601 Congress Street, Boston, Massachusetts 02210, as authorized agent for service (the “Agent for Service”) upon whom process may be served in any legal action or proceeding against it arising out of or in connection with this Subordinated Guarantee that may be instituted in any state or federal court located in the City of Boston, Massachusetts (a “Massachusetts Court”); (ii) acknowledges that the Agent for Service has accepted such designation; and (iii) agrees that service of process upon the Agent for Service shall be deemed in every respect effective service of process upon the Guarantor in any such action or proceeding.
     The Guarantor irrevocably: (i) agrees that any legal action or proceeding against it arising out of or in connection with this Subordinated Guarantee or for recognition or enforcement of any judgment rendered against it in connection with this Subordinated Guarantee may be brought in any Massachusetts Court; (ii) agrees that by execution and delivery of this Subordinated Guarantee, the Guarantor hereby irrevocably accepts and submits to the non-exclusive jurisdiction of any Massachusetts Court in personam, generally and unconditionally with respect to any such action or proceeding for itself and in respect of its property, assets and revenues; (iii) waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding brought in any Massachusetts Court and any claim that any such action or proceeding has been brought in an inconvenient forum.
     SECTION 16. Severability. Any provision of this Subordinated Guarantee which is illegal, invalid, prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such illegality, invalidity, prohibition or unenforceability without invalidating the remaining provisions hereof and any such illegality, invalidity, prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
     SECTION 17. Entire Agreement. This Subordinated Guarantee embodies the entire undertaking of the Guarantor with respect to the subject matter hereof and supersedes any prior written or oral agreements and understandings relating to the subject matter hereof.
     SECTION 18. Amendment. No term or provision of this Subordinated Guarantee may be waived, amended, supplemented or otherwise modified except in a writing signed by the Guarantor.
     SECTION 19. Notices. All notices and other communications provided for herein shall be made in writing and mailed by certified or registered mail, delivered by hand or overnight courier service as follows:

(a)	If to the Guarantor Manulife Financial Corporation 200 Bloor Street East Toronto, Ontario M4W 1E5
          Attention: Treasurer

(b)	If to JHUSA: John Hancock Life Insurance Company (U.S.A.) 601 Congress Street Boston, Massachusetts 02210
          Attention: General Manager, Fixed Products
     Notices mailed by certified or registered mail or sent by hand or overnight courier service shall be deemed to have been given when received.
     SECTION 20. Counterparts. This Subordinated Guarantee and any amendments, waivers, consents or supplements hereto may be executed in counterparts, each of which shall constitute an original, but all of which together shall constitute one and the same instrument.

ATTACHMENT B
     IN WITNESS WHEREOF, the Guarantor has caused this Subordinated Guarantee to be duly executed and delivered by its officer thereunto duly authorized as an instrument under seal as of the date first above written.

MANULIFE FINANCIAL CORPORATION
By:
Name:
Title:

     IN WITNESS WHEREOF, the Guarantor has caused this Subordinated Guarantee to be duly executed and delivered by its officer thereunto duly authorized as an instrument under seal as of the date first above written.

MANULIFE FINANCIAL CORPORATION
By:
Name:
Title:

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